UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                         Manchester Equipment Co., Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                  562154 10 4
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                                 (CUSIP Number)

(Continued on following page(s))

                                 SCHEDULE 13G
CUSIP No. 562154 10 4
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Barry R. Steinberg
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Citizenship or Place of Organization

      New York
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                  5     Sole Voting Power
  Number of
   Shares               4,635,101
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             None
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        4,635,101 shares of Common Stock
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        None
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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      4,635,101 shares of Common Stock
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10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* |_|


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11    Percent of Class Represented By Amount in Row (9)

      54.4%
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12    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

Item 1(a). Name of Issuer.

           Manchester Equipment Co., Inc.

Item 1(b). Address of Issuer's Principal Executive Offices.

           160 Oser Avenue
           Hauppauge, New York 11788

Item 2(a). Name of Person Filing.

           Barry R. Steinberg

Item 2(b). Address of Principal Business Office, or if none, Residence.

           The address of the principal business office of Barry R. Steinberg is:

           160 Oser Avenue
           Hauppauge, New York 11788

Item 2(c). Citizenship.

           Barry R. Steinberg is a citizen of the United States of America.

Item 2(d). Title of Class of Securities.

           Common Stock, par value $.0l per share

Item 2(e). CUSIP Number.

           562154 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

           Not applicable. This statement is filed pursuant to Rule 13d-1(c)

Item 4. Ownership

      (a) Amount beneficially owned by reporting person as of December 31, 1994 (see notes):

           4,635,101 shares

      (b)  Percent of Class: 54.4%


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

      (c)   Number of shares as to which such person has (see notes):

            (i)   Sole power to direct the vote: 4,635,101 shares

            (ii)  Shared power to vote or to direct the vote: none

            (iii) Sole power to dispose or direct the disposition of: 4,635,101 shares

            (iv)  Shared power to dispose or direct the disposition of: none

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.


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

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certification.

        Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 4, 1997
                                            ------------------------------------
                                                       (Date)


                                            /s/ Barry R. Steinberg
                                            ------------------------------------
                                                       Barry R. Steinberg


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